February 28, 2017

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Sir/Madam:

On behalf of Northern Lights Variable Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 187 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(b) promulgated under the Securities Act of 1933. The primary purpose of this filing is to respond to SEC staff comments and provide updated financial information for the Power Momentum Index Portfolio (formerly known as JNF SSgA Sector Rotation Portfolio and the Power Dividend Index Portfolio (formerly known as JNF SSgA Tactical Allocation Portfolio). We believe that this update does not contain any disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

If you have any questions, please contact John Domaschko at (513) 352-6559 or Parker Bridgeport (614) 469-3238.

Very truly yours,

/s/ Parker Bridgeport

Associate

Thompson Hine LLP

682388.86